                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                    FORM 11-K

                             -----------------------


(Mark One)

         [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 1999

                                      OR


         [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission file number 1-15139

        A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  Lanier Worldwide, Inc. Save To Accumulate Retirement $ (STAR$) Plan, formerly Lanier Worldwide, Inc. Savings Incentive Plan(1)

        B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               Harris Corporation
                               1026 West NASA Boulevard
                               Melbourne, Florida 32919(2)



--------

(1) On November 30, 1999, the Lanier Worldwide, Inc. Board of Directors amended the Lanier Worldwide, Inc. Savings Incentive Plan and renamed the amended plan the Lanier Worldwide, Inc. Save to Accumulate Retirement $ (STAR$) Plan.

(2) The issuer of securities held pursuant to the Plan as of June 30, 1999. On November 5, 1999, upon completion of the spin-off described under "Explanatory Note" herein, Lanier Worldwide, Inc. became the issuer of some of the securities held pursuant to the Plan.

                                EXPLANATORY NOTE


     This filing is made by Lanier Worldwide, Inc. Save To Accumulate Retirement $ (STAR$) Plan ("Registrant").

     The Registrant is a plan for the benefit of employees of Lanier Worldwide, Inc. ("Lanier"). As of June 30, 1999, the last day of the fiscal year to which this report relates, Lanier was a subsidiary of Harris Corporation ("Harris"). On October 22, 1999, the Harris board of directors declared a distribution of Lanier shares with respect to the outstanding shares of Harris, effective November 5, 1999, thereby effecting a "spin-off" of Lanier.

                             LANIER WORLDWIDE, INC.
                  SAVE TO ACCUMULATE RETIREMENT $ (STAR$) PLAN
           (FORMERLY, LANIER WORLDWIDE, INC. SAVINGS INCENTIVE PLAN)

                              Financial Statements
                          and Supplementary Information

                                  June 30, 1999

     LANIER WORLDWIDE, INC. SAVE TO ACCUMULATE RETIREMENT $ (STAR$) PLAN (FORMERLY, LANIER WORLDWIDE, INC. SAVINGS INCENTIVE PLAN)

     Table of Contents


     June 30, 1999                                                                                             PAGE
--------------------------------------------------------------------------------------------------------------------
     INDEPENDENT AUDITOR'S REPORT................................................................................1

     FINANCIAL STATEMENTS:

       Statements of Net Assets Available for Benefits...........................................................3

       Statement of Changes in Net Assets Available for Benefits With Fund Information...........................4-5

       Notes to Financial Statements.............................................................................6-9

     SUPPLEMENTAL INFORMATION:

       Schedule of Assets Held for Investment Purposes..........................................................11

       Schedule of Reportable Transactions......................................................................12

                          INDEPENDENT AUDITOR'S REPORT



     Pension and Retirement Committee
     Lanier Worldwide, Inc. Savings Incentive Plan
     Melbourne, Florida


     We have audited the accompanying statements of net assets available for benefits of the Lanier Worldwide, Inc. Savings Incentive Plan as of June 30, 1999 and 1998, and the related statement of changes in net assets available for benefits with fund information for the year ended June 30, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at June 30, 1999 and 1998, and the changes in its net assets available for benefits for the year ended June 30, 1999 in conformity with generally accepted accounting principles.

     Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules contained on pages 11 and 12 as of and for the year ended June 30, 1999 are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1999 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1999 financial statements taken as a whole.



     /s/ Bray, Beck, & Koetter, CPAs, PA
     -----------------------------------

     August 31, 1999, except for Note 7, as to which the date is November 5,
     1999
     Melbourne, Florida




                                                                              1
-------------------------------------------------------------------------------

                              FINANCIAL STATEMENTS

LANIER WORLDWIDE, INC. SAVE TO ACCUMULATE RETIREMENT $ (STAR$) PLAN (FORMERLY, LANIER WORLDWIDE, INC. SAVINGS INCENTIVE PLAN)

Statements of Net Assets Available for Benefits

June 30, 1999 and 1998
--------------------------------------------------------------------------------


                                                                                1999              1998
                                                                           ------------      ------------
ASSETS

INVESTMENTS, AT FAIR VALUE (NOTE 4):
   Registered investment companies:
     T. Rowe Price Summit Cash Reserves Fund                               $ 20,125,212      $ 16,665,234
     T. Rowe Price Equity Index 500 Fund                                     81,713,385        65,929,024
     T. Rowe Price Short Term Bond Fund                                       3,337,890         2,076,858
     T. Rowe Price New America Growth Fund                                   36,836,658        36,898,829
     T. Rowe Price Balanced Fund                                             14,787,907        13,388,325
     T. Rowe Price International Stock Fund                                   5,098,331         4,721,267
   Harris Corporation common stock                                            4,581,272         3,192,571
   Participant loans                                                          6,573,298         6,257,885
                                                                           ------------      ------------

     Total investments                                                      173,053,953       149,129,993

RECEIVABLES:
   Employer contributions                                                       103,574           145,331
   Employee contributions                                                       275,689           398,794
                                                                           ------------      ------------

     Total receivables                                                          379,263           544,125

LIABILITIES                                                                          --                --
                                                                           ------------      ------------

NET ASSETS AVAILABLE FOR BENEFITS                                          $173,433,216      $149,674,118
                                                                           ============      ============


See accompanying notes to financial statements.                               3
-------------------------------------------------------------------------------

LANIER WORLDWIDE, INC. SAVE TO ACCUMULATE RETIREMENT $ (STAR$) PLAN (FORMERLY, LANIER WORLDWIDE, INC. SAVINGS INCENTIVE PLAN)

Statement of Changes in Net Assets Available for Benefits With Fund Information

Year Ended June 30, 1999
-------------------------------------------------------------------------------




                                                        T. Rowe Price  T. Rowe Price  T. Rowe Price
                                                         Summit Cash   Equity Index    Short Term
                                                        Reserves Fund    500 Fund       Bond Fund
                                                       --------------  -------------  --------------
INCREASES:
   Investment income                                   $      909,996   $ 1,128,966      $   157,279
   Contributions from employer                                613,126     1,347,116          102,207
   Contributions from employees                             1,342,479     4,508,821          343,357
                                                       --------------   -----------      -----------

                                                            2,865,601     6,984,903          602,843

Net transfers between funds                                 4,343,601       205,190          973,488


DECREASES:
   Benefits paid directly to participants                   3,783,601     4,867,415          271,023
   Administrative expenses                                      1,017           281              343
                                                       --------------   -----------      -----------

                                                            3,784,618     4,867,696          271,366

NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF
   INVESTMENTS (NOTE 4)                                            --    13,417,259          (53,002)
                                                       --------------   -----------      -----------


Net increase in net assets available for benefits           3,424,584    15,739,656        1,251,963

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                                       16,721,434    66,098,133        2,090,756
                                                       --------------   -----------      -----------

   END OF YEAR                                         $   20,146,018   $81,837,789      $ 3,342,719
                                                       ==============   ===========      ===========



See accompanying notes to financial statements.                               4
-------------------------------------------------------------------------------



T. Rowe Price      T. Rowe Price    T. Rowe Price
 New America         Balanced       International          Harris             Loan
Growth Fund            Fund           Stock Fund         Stock Fund           Fund            Total
-------------      -------------    --------------      ------------      -----------     ------------
$  2,690,929       $    425,875       $   174,581       $    92,712       $  535,313      $  6,115,651
   1,192,836            441,292           225,177           969,014               --         4,890,768
   4,064,869          1,437,944           819,304           934,749               --        13,451,523
------------       ------------       -----------       -----------       ----------      ------------

   7,948,634          2,305,111         1,219,062         1,996,475          535,313        24,457,942

  (4,897,694)          (689,499)         (534,109)           (2,894)         601,917                --



   4,258,669          1,268,459           425,648           376,306          821,817        16,072,938
       3,416              1,316               611                 9               --             6,993
------------       ------------       -----------       -----------       ----------      ------------

   4,262,085          1,269,775           426,259           376,315          821,817        16,079,931


   1,118,207          1,025,172           109,918          (236,467)              --        15,381,087
------------       ------------       -----------       -----------       ----------      ------------


     (92,938)         1,371,009           368,612         1,380,799          315,413        23,759,098


  37,056,127         13,447,270         4,754,008         3,248,505        6,257,885       149,674,118
------------       ------------       -----------       -----------       ----------      ------------

$ 36,963,189       $ 14,818,279       $ 5,122,620       $ 4,629,304       $6,573,298      $173,433,216
============       ============       ===========       ===========       ==========      ============










                                                                               5
--------------------------------------------------------------------------------

LANIER WORLDWIDE, INC. SAVE TO ACCUMULATE RETIREMENT $ (STAR$) PLAN (FORMERLY, LANIER WORLDWIDE, INC. SAVINGS INCENTIVE PLAN)

Notes to Financial Statements

June 30, 1999
-------------------------------------------------------------------------------

1. DESCRIPTION OF THE PLAN

     The following description of the Lanier Worldwide, Inc. Savings Incentive Plan ("Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     General

     The Lanier Worldwide, Inc. Savings Incentive Plan (the "Plan") is a defined contribution plan available to substantially all permanent employees of Lanier Worldwide, Inc. ("the Company and Sponsor"). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Lanier Worldwide, Inc. is a wholly owned subsidiary of Harris Corporation.

     Contributions

     Participants can contribute up to 15% of their salary in 1% increments. Upon the later of completion of one year of service or attainment of age 21, the Company matches 50% of the participant's contribution up to a maximum of 6% of compensation.

     Payment of Benefits

     Distributions from the Plan may be made only in the event of death, disability or termination of employment.

     Participant Loans

     Participants may borrow against the vested portion of their accounts from a minimum of $500 up to a maximum of $50,000 or 50% of the vested portion of a participant's account, whichever is less. Loans made under the Plan range up to five years.

     Vesting and Forfeitures

     All participants' contributions and earnings thereon are 100% vested. Company contributions to participants' accounts vest 20% per year of service, until a participant becomes fully vested after five years of service. Company contributions become fully vested regardless of years of service upon retirement, total and permanent disability or upon death of the participant. Forfeitures of terminated participants' nonvested accounts reduce the matching contributions of the Company.

     Plan Termination

     Under provisions of the Plan, the Company reserves the right to amend or terminate the Plan at any time. If the plan is terminated, each participant's account will become fully vested.

     Investment Options

     Participants may allocate contributions among six T. Rowe Price Mutual Funds and the Harris Stock Fund. Participant contributions to the Harris Stock Fund are limited to 1% of compensation. Shares of Harris Corporation common stock are purchased or contributed by the Company at a discount established from time to time by the Company. Amounts may not be transferred from other funds to the Harris Stock Fund. Contributions must remain in the fund for a minimum of 36 months.

     T. Rowe Price Retirement Plan Services, Inc. ("T. Rowe Price") is the Plan's Trustee, record keeper, and investment manager.


                                                                               6
--------------------------------------------------------------------------------

LANIER WORLDWIDE, INC. SAVE TO ACCUMULATE RETIREMENT $ (STAR$) PLAN (FORMERLY, LANIER WORLDWIDE, INC. SAVINGS INCENTIVE PLAN)

Notes to Financial Statements

June 30, 1999
-------------------------------------------------------------------------------


2. SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting

     The accounting records of the Plan are maintained on the accrual basis.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires use of estimates regarding certain types of assets, liabilities, revenues and expenses. Such estimates relate primarily to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

     Investment Valuation and Income Recognition

     Investments in securities are stated at fair value as determined by quoted market prices as of the close of business on the last day of the plan year. Investments for which a quoted market value is not available are stated at fair values reported by the trustee or investee company. Participant loans are stated at cost.

     The net appreciation (depreciation) in fair value of investments reflected in the statements of changes in net assets available for plan benefits represents the sum of the unrealized appreciation or depreciation in the aggregate fair value of investments and the realized gain or loss on the sale of investments.

     Administrative Expenses

     Unless otherwise elected by the Company, all ordinary and extraordinary charges and expenses incurred by the Trustee in connection with the administration of the Plan are paid by the Trustee from the assets of the Plan. Administrative expenses, which consist of Trustee, record keeping and investment manager fees and commissions paid to T. Rowe Price, were paid by the Plan.

     Payment of Benefits

     Benefits are recorded when paid.

3. INCOME TAX STATUS

     The Plan obtained its latest determination letter on April 30 1999, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since that date. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.


                                                                               7
-------------------------------------------------------------------------------

LANIER WORLDWIDE, INC. SAVE TO ACCUMULATE RETIREMENT $ (STAR$) PLAN (FORMERLY, LANIER WORLDWIDE, INC. SAVINGS INCENTIVE PLAN)

Notes to Financial Statements

June 30, 1999
-------------------------------------------------------------------------------


4. INVESTMENTS

     At June 30, 1999 and 1998, investments with a fair value representing 5% or more of the Plan's net assets were as follows:


                                                         1999
                                                  -----------
     T. Rowe Price Summit Cash Reserves Fund      $20,125,212
     T. Rowe Price Equity Index 500 Fund           81,713,385
     T. Rowe Price New America Growth Fund         36,836,658
     T. Rowe Price Balanced Fund                   14,787,907

                                                         1998
                                                  -----------
     T. Rowe Price Summit Cash Reserves Fund      $16,665,234
     T. Rowe Price Equity Index 500 Fund           65,929,024
     T. Rowe Price New America Growth Fund         36,898,829
     T. Rowe Price Balanced Fund                   13,388,325

     During the year ended June 30, 1999, the Plan's investments (including investments bought and sold as well as held during the year) appreciated (depreciated) in fair value by $15,381,087 as follows:


                                                    Net Appreciation
                                                    (Depreciation) in
                                                        Fair Value
                                                    -----------------
Fair value as determined by quoted market price:
  T. Rowe Price Equity Index 500 Fund                 $ 13,417,259
  T. Rowe Price Short-Term Bond Fund                       (53,002)
  T. Rowe Price New America Growth Fund                  1,118,207
  T. Rowe Price Balanced Fund                            1,025,172
  T. Rowe Price International Stock Fund                   109,918
  Harris Stock Fund                                       (236,467)


5. TRANSACTIONS WITH PARTIES-IN-INTEREST

     Under Department of Labor regulations for reporting and disclosure, an employee benefit plan such as the Lanier Worldwide, Inc. Savings Incentive Plan is required to report investment transactions and compensation paid to parties-in-interest.

     The term "party-in-interest" is broadly defined, but would include Lanier Worldwide, Inc.; Harris Corporation, Lanier Worldwide, Inc.'s parent company; T. Rowe Price (Note 2) and any person or corporation that renders services to the Plan. At June 30, 1999 the Plan held 116,906 shares of Harris Corporation common stock. All other investments were held in T. Rowe Price mutual funds.

6. YEAR 2000 ISSUE (UNAUDITED)

     Certain software and hardware systems are time-sensitive. Older time-sensitive systems often use a two-digit dating convention (e.g., "00" rather than "2000") that could result in system failure and disruption of operations as the year 2000 approaches. The Year 2000 problem will impact the Plan Sponsor, the trustee and recordkeeper, as well as their vendors and suppliers. Lanier Worldwide, Inc. (the "Company") had determined the need to replace its payroll system in 1997. The payroll system was replaced in fiscal year 1998 and in the second half of 1999 will be made compliant with regard to the remaining Year 2000 issues. No other Year 2000 issues for internal systems were identified. The Company has also initiated communications with suppliers and


                                                                               8
-------------------------------------------------------------------------------

LANIER WORLDWIDE, INC. SAVE TO ACCUMULATE RETIREMENT $ (STAR$) PLAN (FORMERLY, LANIER WORLDWIDE, INC. SAVINGS INCENTIVE PLAN)

Notes to Financial Statements

June 30, 1999
-------------------------------------------------------------------------------

     other relevant third parties to identify and minimize Year 2000 related disruptions to the Company's systems. The Company believes that it has or will have corrected all Savings Incentive Plan Year 2000 concerns by December 1999. However, there can be no certainty that the systems and products of other companies on which the Company and Plan relies will not have an adverse effect on the Company's or Plan's operations.

7. SUBSEQUENT EVENT

     On November 5, 1999 Harris Corporation distributed one share of Lanier Worldwide, Inc. common stock for each share of Harris Corporation common stock owned to shareholders of record on November 1, 1999. Effective with the spin-off, the Harris Stock Fund investment option is no longer available and the Plan began offering a Lanier stock investment option. Participant contributions to the Lanier Stock Fund are limited to 1% of compensation. Shares of Lanier Worldwide, Inc. common stock are purchased or contributed by the Company at a discount established from time to time by the Company. Amounts contributed to the Lanier Stock Fund must remain in the fund for a minimum of 36 months. Shares of Harris Corporation common stock held in participants' accounts can be retained or sold, with the proceeds used to purchase Lanier stock or any of the mutual fund investment options. The foregoing changes to the Plan will be reflected in the amended and restated plan document that is currently being drafted.


                                                                               9
-------------------------------------------------------------------------------

                            SUPPLEMENTAL INFORMATION


              SCHEDULE G                              FINANCIAL SCHEDULES                                   OMB No. 1210-0016
              (FORM 5500)             This schedule may be filed as an attachment to the                    -----------------------
      Department of the Treasury       Annual Return/Report Form 5500 under Section 104                            1998
       Internal Revenue Service     of the Employee Retirement Income Security Act of 1974,                 -----------------------
            ______________                            referred to as ERISA.                                   This Form is Open
          Department of Labor           See the instructions for item 27 of the Form 5500.                   to Public Inspection
         Pension and Welfare
        Benefits Administration                        > Attach to Form 5500
----------------------------------------------------------------------------------------------------------------------------------
For calendar plan year 1998 or fiscal plan year beginning JULY 1        , 1998, and ending JUNE 30      , 1999
----------------------------------------------------------------------------------------------------------------------------------
Name of plan sponsor as shown on line 1a of Form 5500                                    Employer identification number
Lanier Worldwide, Inc.                                                                   59-0778222
----------------------------------------------------------------------------------------------------------------------------------
Name of plan                                                                             Three-digit
Lanier Worldwide, Inc. Savings Incentive Plan                                            plan number >          001
----------------------------------------------------------------------------------------------------------------------------------
Part I SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES - SEE FORM 5500, ITEM 27A.
----------------------------------------------------------------------------------------------------------------------------------
                             (b)                                      (c)                          (d)                 (e)
  (a)      Identity of issuer, borrower, lessor, or   Description of investment including          Cost           Current value
                        similar party                            maturity date,
                                                       rate of interest, collateral, par
                                                               or maturity value
----------------------------------------------------------------------------------------------------------------------------------
          Participant Loan                            0.0650/0.0950                                                     6,573,298
--------- ------------------------------------------- ------------------------------------- ------------------- ------------------
          Harris Stock Fund Restricted                Company Stock                                  4,556,419          4,401,306
--------- ------------------------------------------- ------------------------------------- ------------------- ------------------
          Harris Stock  Fund Unrestricted             Company Stock                                    174,409            179,966
--------- ------------------------------------------- ------------------------------------- ------------------- ------------------
          International Stock Fund                    Mutual Fund                                    4,570,115          5,098,331
--------- ------------------------------------------- ------------------------------------- ------------------- ------------------
          Equity Index 500 Fund                       Mutual Fund                                   43,624,977         81,713,385
--------- ------------------------------------------- ------------------------------------- ------------------- ------------------
          Short-Term Bond Fund                        Mutual Fund                                    3,409,799          3,337,890
--------- ------------------------------------------- ------------------------------------- ------------------- ------------------
          New American Growth Fund                    Mutual Fund                                   27,188,181         36,836,658
--------- ------------------------------------------- ------------------------------------- ------------------- ------------------
          Balanced Fund                               Mutual Fund                                   11,436,841         14,787,907
--------- ------------------------------------------- ------------------------------------- ------------------- ------------------
          Summit Cash Reserves                        Mutual Fund                                   20,125,212         20,125,212
--------- ------------------------------------------- ------------------------------------- ------------------- ------------------

--------- ------------------------------------------- ------------------------------------- ------------------- ------------------

--------- ------------------------------------------- ------------------------------------- ------------------- ------------------

--------- ------------------------------------------- ------------------------------------- ------------------- ------------------

--------- ------------------------------------------- ------------------------------------- ------------------- ------------------

--------- ------------------------------------------- ------------------------------------- ------------------- ------------------

--------- ------------------------------------------- ------------------------------------- ------------------- ------------------

--------- ------------------------------------------- ------------------------------------- ------------------- ------------------
FOR PAPERWORK REDUCTION ACT NOTICE, SEE THE INSTRUCTIONS FOR FORM 5500.                               SCHEDULE G (FORM 5500) 1998


                                                                             11
-------------------------------------------------------------------------------



Schedule G (Form 5500) 1998
---------------------------------------------------------------------------------------------------------------------------------
PART IV           SCHEDULE OF LEASES IN DEFAULT OR CLASSIFIED AS UNCOLLECTIBLE--SEE FORM 5500, ITEM 27C.

---------------------------------------------------------------------------------------------------------------------------------
                                                 (d)
                                        Terms and description
                                          (type of property,
                            (c)        location and date it was
                      Relationship to      purchased, terms                              (g)           (h)
                       plan, employer,   regarding rent, taxes,               (f)       Gross        Expenses              (j)
           (b)            employee,       insurance, repairs,       (e)     Current     rental         paid       (i)     Amounts
 (a)    Identity        organization,      expenses, renewal      Original  value at    receipts      during      Net       in
           of             or other       options, date property     cost     time of    during          the     receipts  arrears
      lessor/lessee   party-in-interest         was leased)                   lease   the plan year  plan year
---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------




PART V            SCHEDULE OF REPORTABLE TRANSACTIONS--SEE FORM 5500, LINE 27D.

---------------------------------------------------------------------------------------------------------------------------------
      (a)                (b)                                                      (f)                         (h)
  Identity of      Description of         (c)          (d)           (e)        Expense         (g)         Current       (i)
party involved     asset (include      Purchase      Selling        Lease      incurred       Cost of      value of    Net gain
                  interest rate and      price        price        rental        with          asset       asset on    or (loss)
                  maturity in case                                            transaction                 transaction
                     of a loan)                                                                              date
---------------------------------------------------------------------------------------------------------------------------------
EXF              Mutual Fund          11,813,806                                           11,813,806     11,814,122         316
---------------------------------------------------------------------------------------------------------------------------------
EXF              Mutual Fund          (6,593,225)   (9,446,575)                            (6,593,225)    (9,446,575)  2,853,350
---------------------------------------------------------------------------------------------------------------------------------
NAG              Mutual Fund           8,926,979                                            8,926,979      8,926,979
---------------------------------------------------------------------------------------------------------------------------------
NAG              Mutual Fund          (8,347,293)  (10,107,307)                            (8,347,293)   (10,107,307)  1,760,014
---------------------------------------------------------------------------------------------------------------------------------
SCR              Mutual Fund          11,978,095                                           11,978,095     11,978,095
---------------------------------------------------------------------------------------------------------------------------------
SCR              Mutual Fund          (8,518,117)   (8,518,117)                            (8,518,177)    (8,518,177)          0
---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------


                                                                             12
-------------------------------------------------------------------------------

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

                                          LANIER WORLDWIDE, INC. SAVE TO
                                          ACCUMULATE RETIREMENT $ (STAR$) PLAN

                                          By:  Lanier Worldwide, Inc.
                                             ----------------------------------
                                                  Plan Administrator


                                                 By:  /s/ J. Michael Kelly
                                                    ---------------------------
                                                   J. Michael Kelly
                                                   General Counsel

Date: January 7, 2000
     ----------------------